UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

FINJAN HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-33304 Commission File Number	20-4075963 (I.R.S. Employer Identification No.)

261 Madison Avenue
New York, New York 10016
(Address of principal executive offices)

(646) 755-3320
(Issuer’s Telephone Number)

June 7, 2013

FINJAN HOLDINGS, INC.
261 Madison Avenue
New York, New York 10016

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

June 7, 2013

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 11, 2013 of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc., formerly known as Converted Organics, Inc., a Delaware corporation  (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934  (the “Exchange Act”) and Rule 14f-1 promulgated thereunder (“Rule 14f-1”).  Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the change in a majority of our directors pursuant to the merger agreement, and as a result of the reverse merger, described herein will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed on or about June 12, 2013 to our stockholders of record as of June 11, 2013 (the “Record Date”).

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, (i) “we”, “our”, “us”, the “Company” and similar expressions refer to Finjan Holdings, Inc. (formerly Converted Organics, Inc.) and its consolidated subsidiaries, collectively; (ii)  the term “Finjan” refers to Finjan, Inc., one of our wholly-owned subsidiaries, which we acquired in a reverse acquisition completed on June 3, 2013; and (iii) the term “Converted Organics” refers to Converted Organics of California LLC and its subsidiaries, which we owned prior to our acquisition of Finjan.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

CHANGE OF CONTROL

Reverse Merger

On June 3, 2013, the Company entered into an Agreement and Plan of Merger, dated as of June 3, 2013 (the “Merger Agreement”), by and among the Company, COIN Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Finjan, Inc., a Delaware corporation.  Pursuant to the Merger Agreement, Merger Sub merged with and into Finjan, with Finjan remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the “Reverse Merger”).  The Reverse Merger was effective as of June 3, 2013, upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”). As a result of the Reverse Merger, Finjan became our wholly-owned subsidiary and former holders of Finjan’s capital stock received an aggregate of 245,604,624 shares of our common stock, or 91.5% of our outstanding common stock at the effective time of the Reverse Merger (on a fully-diluted basis, but excluding any shares underlying the Post-Closing Company Options issued pursuant to the Merger Agreement).  Accordingly, the Reverse Merger represents a change in control of the Company.

In the event that, at any time prior to the one year anniversary of the closing of the Reverse Merger, it is discovered that the number of shares of our common stock issued to former stockholders of Finjan in the Reverse Merger constituted less than 91.5% of the outstanding capital stock of the Company on a fully-diluted basis immediately following the Effective Time (excluding any shares underlying options to purchase Finjan common stock which were converted into options to purchase our common stock), the Company is required to  issue to the former stockholders of Finjan an aggregate number of shares (the “True Up Shares”) sufficient to provide the former stockholders of Finjan the number of shares that would have been necessary to provide the former stockholders of Finjan such percentage ownership of the Company, subject to exceptions for derivative securities convertible into or exercisable or exchangeable for (i) shares of Company common stock at an exercise price of greater than $100 per share or (ii) less than 500 shares of Company common stock when aggregated with all other such derivative securities (in each case subject to applicable adjustment for any split, combination, exchange or similar change affecting the Company common stock occurring after the Reverse Split).

Reverse Stock Split

Effective as of 12:01 a.m. on June 3, 2013, prior to the consummation of the Reverse Merger, we effected a 1-for-500 reverse stock split of our issued and outstanding shares of common stock (the “Reverse Split”) immediately following the effectiveness of which every 500 issued and outstanding shares of our common stock automatically converted into one share of our common stock.  Unless the context otherwise requires, whenever we refer to shares of our common stock in this Information Statement, such shares are discussed on a post-Reverse Split basis.

Exchange Agreement

On June 3, 2013, as a condition to the closing of the Reverse Merger, we entered into an Exchange Agreement (the “Exchange Agreement”) with each of Hudson Bay Master Fund Ltd., a Cayman Islands company (“Hudson Bay”), and Iroquois Master Fund Ltd., a Cayman Islands company (“Iroquois”).  Pursuant to the Exchange Agreement, immediately following the effectiveness of the Reverse Merger, Hudson Bay and Iroquois exchanged an aggregate of $1,192,500 principal amount of our convertible notes, 13,281 shares of our 1% Series A Convertible Preferred Stock (“Series A Preferred Stock”) and warrants to purchase an aggregate of  633,327,047 shares of our common stock for an aggregate of 21,473,628 shares of our common stock, or 8% of our outstanding common stock immediately following the Reverse Merger on a fully-diluted basis immediately following the Effective Time (but excluding any shares underlying options to purchase Finjan common stock which were converted into options to purchase our common stock).   Each of Hudson Bay and Iroquois also released us, our affiliates, subsidiaries and related companies from any and all debts, liabilities and other claims such party has, had or may claim to have against us, except for those related to any breach of the Exchange Agreement, the Registration Rights Agreement (as defined below) or the Closing Agreement (as defined below).

The Exchange Agreement also provides that, at any time that True Up Shares shall be issuable pursuant to the Merger Agreement, we will be required to issue to Hudson Bay and Iroquois an aggregate number of shares sufficient to provide Hudson Bay and Iroquois an aggregate number of shares that would have been necessary to provide such investors with approximately 8% of our outstanding capital stock on a fully-diluted basis immediately following the Effective Time (excluding any shares underlying options to purchase Finjan common stock which were converted into options to purchase our common stock).

Closing Agreement

On June 3, 2013, in connection with the Reverse Merger, we entered into a Closing Agreement (the “Closing Agreement”) with Hudson Bay, Iroquois and Michael Eisenberg, in his capacity as the stockholder representative of the former Finjan stockholders (in such capacity, the “Stockholder Representative”).  Pursuant to the Closing Agreement, Hudson Bay and Iroquois severally but not jointly agreed to make certain payments to the Company within five days following the Effective Time of the Reverse Merger in an amount equal to certain known liabilities and obligations of the Company existing as of the Effective Time.  In addition, Hudson Bay and Iroquois severally but not jointly agreed to pay the Stockholder Representative, for the benefit of the former Finjan stockholders, an amount equal to any and all payments made by the Company in respect of certain unknown liabilities prior to the one-year anniversary of the Effective Time in an amount not to exceed $1,000,000 in the aggregate.  Hudson Bay and Iroquois’ obligations in respect of unknown liabilities are subject to the satisfaction of certain conditions related to the market price and trading volume of our common stock as well as the eligibility of Hudson Bay and Iroquois to sell their shares of our common stock without any volume restrictions under Federal securities laws.  Hudson Bay and Iroquois will not be required to make such payments in respect of unknown liabilities until reimbursable payments by us equal or exceed $100,000.

Registration Rights Agreement

On June 3, 2013, in connection with the Reverse Merger, we entered into a registration rights agreement (the “Registration Rights Agreement”) with former stockholders of Finjan who hold, in the aggregate, 237,203,659 (or approximately 96.6%) of the shares of our common stock issued in the Reverse Merger, as well as Hudson Bay and Iroquois.  Pursuant to the Registration Rights Agreement, we agreed to file a registration statement on Form S-1 with the SEC covering the resale of all shares of our common stock held by such stockholders, on or before the 45th  calendar day following the date of the Registration Rights Agreement, and to use our commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable following its filing with the SEC.

We are also obligated to maintain the effectiveness of the registration statement to be filed pursuant to the Registration Rights Agreement until the earliest of (1) the first date on which all the securities covered by such registration statement have been sold, and (2) the first date on which none of the securities included in the registration statement constitute “Registrable Securities” (as such term is defined in the registration rights agreement), including by virtue of the eligibility of such shares to be sold pursuant to Rule 144(b)(1) under the Securities Act without volume restrictions.  All expenses incurred in connection with the registration of securities pursuant to the Registration Rights Agreement will be borne by us.

Lock-Up Agreement

On June 3, 2013, in connection with the Reverse Merger, we entered into Lock-Up Agreements with former Finjan stockholders who hold, in the aggregate, 237,203,659 (or approximately 96.6%) of the shares of our common stock issued in the Reverse Merger.  Pursuant to the Lock-Up Agreements, each stockholder party thereto agreed that, for the period commencing on the date of the closing of the Reverse Merger until the ten-month anniversary of the date that the SEC declares the registration statement filed pursuant to the Registration Rights Agreement effective, such stockholder will not offer, sell, contract to sell, pledge, give, donate, transfer or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for our common stock that we issue to such stockholder (which we refer to collectively as the “Lock-Up Shares”) or securities or rights convertible into or exchangeable or exercisable for any Lock-Up Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such aforementioned transaction is to be settled by delivery of the Lock-Up Shares or such other securities, in cash or otherwise.

Ten percent of each stockholder’s Lock-Up Shares will be automatically released from the restrictions set forth in the Lock-Up Agreements on the date the registration statement filed pursuant to the Registration Rights Agreement is declared effective and on each monthly anniversary of such date; provided, however, that until the six-month anniversary of the Reverse Merger, the release of the stockholder’s Lock-Up Shares will be suspended to the extent (but only to the extent) that the percentage of each stockholder’s Lock-Up Shares available for sale under the Lock-Up release provisions exceeds the percentage of shares issuable to Hudson Bay and Iroquois under the Exchange Agreement that are eligible for resale pursuant to an effective registration statement.  In addition, notwithstanding the restrictions contained in the Lock-Up Agreements, stockholders party thereto are permitted to sell Lock-Up Shares to us, to affiliates of the selling stockholder, and to any party in open market sales at a per share sales price of $0.56 or above (subject to appropriate adjustment for any stock split, reclassification, recapitalization or other similar events).  Lock-Up Shares sold in compliance with the Lock-Up Agreements will thereafter not be subject to the Lock-Up Agreement.

Change in Board of Directors and Executive Officers

Effective as of the closing date of the Reverse Merger, in connection with the closing of the Reverse Merger and other transactions contemplated by the Merger Agreement (the “Closing”), Edward J. Gildea resigned as our President and Chief Executive Officer, David R. Allen resigned as our Chief Financial Officer and Executive Vice President of Administration, and William Gildea resigned as our Secretary.  In addition, Edward J. Stoltenberg resigned as a director of the Company, effective immediately as of the Closing.  Mr. Gildea resigned as the Chairman of the board of directors but remains a director of the Company.

Effective as of the closing date of the Reverse Merger, (i) Philip Hartstein was appointed as the President of the Company and Shimon Steinmetz was appointed as the Chief Financial Officer of the Company, and (ii) Daniel Chinn has been appointed as a member of our board of directors.  In addition, pursuant to the Merger Agreement, effective as of 10 days after mailing of this Information Statement to our stockholders (the “Board Reconstitution Date”), (x) Edward J. Gildea will resign as a (Class 3) director, to be immediately re-appointed as a Class 2 director, and (y) Michael Eisenberg, Eric Benhamou and Alex Rogers will become members of our board of directors.

Accordingly, as of June 7, 2013, the date of this Information Statement, Daniel Chinn and Edward Gildea are the only members of our board of directors.  Assuming the mailing of this Information Statement to our stockholders of record on June 12, 2013, the Board Reconstitution Date will be June 22, 2013.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held).  Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date, after giving effect to the Reverse Split, Reverse Merger and exchange of securities pursuant to the Exchange Agreement, there were 268,420,355 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 6, 2013, certain information regarding the beneficial ownership of our Common Stock by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each of our executive officers and directors and director designees (who will become directors on the Board Reconstitution Date), and (iii) all of our executive officers, directors and director designees as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or direct the disposition of such security. Under those regulations, the number of shares of common stock and percentages set forth opposite the name of each person and entity in the following table includes common stock underlying options held by that person or entity, including any options that are to be granted to such persons in connection with this offering, that are exercisable within 60 days after the Board Reconstitution Date, but excludes common stock underlying options held by any other person or entity. Except as noted below, the address for each person listed in the following table is c/o Finjan Holdings, Inc., 261 Madison Avenue, New York, New York 10016.  Subject to applicable community property laws, we believe that all persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		%(1)

Daniel Chinn, Director	0	(2)	--
Philip Hartstein, President	0	(3)	--
Shimon Steinmetz, Chief Financial Officer	0	(4)	--
Michael Eisenberg, Director	64,242,658	(5)	23.9
Eric Benhamou, Director	7,412,614	(6)	2.8
Alex Rogers, Director	0	(7)	--
Edward Gildea, Director	241,941	(8)	*
All directors and executive officers as a group	71,897,213	(9)	26.7

BCPI I, L.P. 2480 Sand Hill Road Menlo Park, CA 94025	64,242,658	(10)	23.9
Israel Seed IV, L.P. 309 Queensgate House South Church Street Georgetown, Grand Cayman, Cayman Islands	52,382,475	(11)	19.5
Harbourvest International Private Equity Partners IV Direct Fund L.P. c/o Harbourvest Partners, LLC One Financial Center 44th Floor Boston, MA 02111	51,641,214	(12)	19.2
Cisco Systems, Inc. 170 W. Tasman Drive San Jose, CA 95134	20,261,146		7.5
Star Bird Holdings Limited c/o BWCI Group, Albert House, South Esplanade, St Peter Port Guernsey GY1 3BY	17,543,187	(13)	6.5
D and A Income Limited c/o HSBC Trustee (C.I.) Limited HSBC House Esplanade St Helier Jersey JE1 1GT, Channel Islands	17,543,187	(14)	6.5

* Less than 1%.

(1)	Percentages are based on 268,420,355 shares of common stock issued and outstanding as of June 6, 2013.
(2)	Does not include options to purchase up to 6,424,266 shares of common stock which are not currently exercisable and will not become exercisable within the next 60 days.

(3)	Does not include options to purchase up to 5,188,830 shares of common stock which are not currently exercisable and will not become exercisable within the next 60 days.
(4)	Does not include options to purchase up to 2,223,784 shares of common stock which are not currently exercisable and will not become exercisable within the next 60 days.

(5)	Represents the 64,242,658 shares of common stock held by BCPI I, L.P. See footnote (10)
(6)	Includes 7,412,614 shares of common stock held by Benhamou Global Ventures, LLC, which Eric Benhamou may be deemed to beneficially own.
(7)
Excludes the 51,641,214 shares held by HarbourVest International Private Equity Partners IV-Direct Fund L.P.  Alex Rogers is an employee of HarbourVest Partners (Asia) Limited, a subsidiary of HarbourVest Partners, LLC, the Managing Member of HIPEP IV Direct Associates LLC, which is the General Partner of HarbourVest International Private Equity Partners IV-Direct Fund L.P.  Mr. Rogers does not have voting power or dispositive power with respect to shares held by HarbourVest International Private Equity Partners IV-Direct Fund L.P. and disclaims beneficial ownership of the shares held by HarbourVest International Private Equity Partners IV-Direct Fund.

(8)
Includes 241,938 shares issued to Mr. Gildea in connection with the termination of his severance agreement on June 3, 2013.  The business address for Mr. Gildea is 7A Commercial Wharf West, Boston, MA 02110.

(9)
Includes shares of our common stock, if any, beneficially owned by each of Michael Eisenberg, Eric Benhamou and Alex Rogers, the director designees whose term for service on our board of directors will commence on the Board Reconstitution Date.

(10)
Represents 64,242,658 shares of common stock held of record by BCPI I, L.P. for itself and as nominee for other individuals and entities.  BCPI Corporation (“BCPI Corp.”) serves as the general partner to BCPI Partners I, L.P. (“BCPI GP”), which serves as the general partner to BCPI I, L.P. Michael Eisenberg and Arad Naveh, in their capacities as the directors of BCPI Corp, exercise voting and investment discretion with respect the shares of our common stock held by BCPI I, L.P.  These directors may be deemed to share voting and investment power with respect to the shares held by the BCPI I, L.P., and accordingly may be deemed to beneficially own the shares of our common stock held directly by BCPI I, L.P.  Each of Mr. Eisenberg, Mr. Naveh, BCPI Corp and BCPI GP disclaims beneficial ownership of such shares, except to the extent of his or its pecuniary interest therein.  The foregoing is based on information provided by the stockholder.

(11)
Represents 52,382,475 shares of common stock held directly by Israel Seed IV, L.P., the general partner of which is Israel Venture Partners 2000 Limited (“IVP 2000”).  Neil Cohen, Jonathan Medved and Michael Eisenberg are the current managing members of IVP 2000 and, in their capacity as such, may be deemed to share voting and dispositive power with respect to such shares, and accordingly, may be deemed to beneficially own such shares.  The foregoing is based upon information provided by the stockholder.

(12)
Voting and investment power over the securities owned directly by HarbourVest International Private Equity Partners IV-Direct Fund L.P.is exercised by the Investment Committee of HarbourVest Partners, LLC, which is the Managing Member of HIPEP IV Direct Associates LLC, which is the General Partner of HarbourVest International Private Equity Partners IV-Direct Fund L.P.   John M. Toomey, Jr., William A. Johnston, Gregory V. Stento and D. Brooks Zug are the current members of the Investment Committee.  Each of HarbourVest Partners, LLC, HIPEP IV-Direct Associates LLC  and the members of the HarbourVest Partners LLC Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest International Private Equity Partners IV-Direct Fund L.P.  The foregoing is based on information provided by the stockholder.

(13)
Star Bird Holdings Limited is a wholly-owned subsidiary of the Deutsche Bank Group International Pension Plan, of which BWCI Pension Trustees Limited (“BWCIPT”) is the sole trustee.  The board of directors of BWICPT ultimately exercises voting and investment discretion with respect to securities held by Star Bird Holdings Limited.  The foregoing information is based upon information provided by the stockholder.

(14)
D & A Income Limited (“D&A”) is wholly-owned by HSBC International Trustee Limited, Jersey Branch (“HSBC International Trustee Limited”), as the sole trustee of certain trusts.  Accordingly, HSBC International Trustee Limited may be deemed to beneficially own the shares of our common stock held directly by D&A.    The foregoing is based on information provided by the stockholder.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our directors and executive officers after the Reverse Merger and after giving effect to the appointment of additional directors as of the Board Reconstitution Date.

Directors and Executive Officers

The table below sets certain information concerning our executive officers and directors as of the date of this Information Statement, as well as individuals who have been appointed to serve on our board of directors effective as of the Board Reconstitution Date, including their  names, ages, positions with us and, with respect to directors, the year in which their current term as directors expires.   Our executive officers are chosen by our board of directors and hold their respective offices  until  their resignation or earlier removal by the board of directors.

In accordance with our certificate of incorporation, our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms. As a result, approximately one third of our board of directors will be elected each year and each director holds his office until his term expires and his successor is duly elected and qualified.

Name	Position	Age	Class	Executive Officer Since	Director Since	Term Expires
Daniel Chinn	Director	47	1	N/A	2013	2013
Edward Gildea	Director (1)	61	(1)	N/A	2006	(1)
Michael Eisenberg	Director (2)	41	3	N/A	2013	2015
Eric Benhamou	Director (2)	57	1	N/A	2013	2013
Alex Rogers	Director (2)	38	2	N/A	2013	2014
Philip Hartstein	President	36	N/A	2013	N/A	N/A
Shimon Steinmetz	Chief Financial Officer	35	N/A	2013	N/A	N/A

(1)  Mr. Gildea resigned as our President, Chief Executive Officer and Chairman of the board of directors, effective June 3, 2013.  He continues to serve as one of our directors.  Effective as of the Board Reconstitution Date, he will resign as a director and be immediately reappointed as a Class 2 director with a term expiring in 2014.

(2)  Messrs. Eisenberg, Benhamou and Rogers have been appointed to serve as members of our board of directors, to fill the vacancies created by the increase in the size of our board of directors from two members to five members.  Such appointments will become effective as of the Board Reconstitution Date.

Directors

The following information pertains to our non-employee directors as well as individuals who will be members of our board of directors effective as of the Board Reconstitution Date, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Daniel Chinn.  Mr. Chinn was appointed as a director of the Company in connection with the closing of the Reverse Merger.  Mr. Chinn has served, and continues to serve, as a the Chief Executive Officer of our Finjan subsidiary since 2010.  He also served as a director (from 2006) of Finjan Software, Inc. (“FSI”), the former parent company of Finjan, and the Chief Executive Officer (from 2010) of FSI until its dissolution in 2013.  Since 2011, Mr. Chinn has also been a Partner at Tulchinsky Stern Marciano Cohen Levitski & Co., an Israeli law firm, where he specializes in corporate and transactional matters.  Prior to joining Tulchinsky Stern Marciano Cohen Levitski & Co., from 2009 to 2010, Mr. Chinn was the Chief Executive Officer of Seambiotic Ltd., which develops and produces marine microalgae for the food additives sector and as an energy alternative source, and from 2006 to 2010, he was a Partner at Israel Seed IV, L.P., an investment company focusing on Israeli information technology and life sciences companies.  The Company believes that Mr. Chinn brings to our board of directors his deep knowledge and understanding of Finjan’s business, gained over 7 years of service in board and management capacities of Finjan and FSI, and his experience in leading and advising other small market companies as investor, director, executive officer and legal counsel.

Michael Eisenberg.  Mr. Eisenberg will be appointed as a director of the Company effective as of 10 days after mailing of this Information Statement.  Mr. Eisenberg has served as a director of Finjan since 2003.  Since 2005, Mr. Eisenberg has been a general partner at Benchmark Capital Partners, an early stage venture capital firm focusing in social, mobile, local and cloud companies that disrupt various industries.  Mr. Eisenberg has served, and continues to serve, on the board of directors of many of Benchmark’s portfolio companies in the technology industry.  Mr. Eisenberg earned a B.A. from Yeshiva University.  The Company believes that Mr. Eisenberg will bring to our board of directors his deep knowledge and understanding of Finjan’s business, gained over ten years of service as a director of Finjan, and his extensive board leadership with other companies in the technology industry.

Eric Benhamou.  Mr. Benhamou will be appointed as a director of the Company effective as of 10 days after mailing of this Information Statement.  He has served as a director of Finjan since 2006.  Mr. Benhamou is also Chairman and CEO of Benhamou Global Ventures, LLC, which he founded in 2003. Benhamou Global Ventures, LLC invests and plays an active role in innovative high tech firms throughout the world.  Mr. Benhamou sits or has sat on the boards of directors of numerous public and private companies in the technology industry.  Among U.S. public companies, he serves as a director of Cypress Semiconductor Corporation, a semiconductor company (Chairman, since 1993) and SVB Financial Group, a diversified financial services company, bank holding company and financial holding company (since 2005), and has previously served as a director of RealNetworks, Inc., creator of digital media services and software (2003-2012), 3Com Corporation, a public networking solutions provider (Chairman, 1990-2010), Voltaire Ltd., a public grid computing network solutions company (2007-2011), Dasient, a security company that provides malware detection and prevention solutions (2010-2011) and Palm, Inc., a public mobile products provider (Chairman, 1999-2007).  Mr. Benhamou also has served in management capacities as various public and private technology companies, including Palm, Inc. (Interim Chief Executive Officer, 2001-2003) and 3Com Corporation (Chief Executive Officer, 1990-2000), and previously founded Bridge Communications, an early networking pioneer, and served as Vice President of Engineering (1981-1987) until its merger with 3Com in 1987.  He serves as a member of the board of the Stanford University School of Engineering, as a vice chairman of the board of governors of Ben Gurion University of the Negev, and serves other educational and philanthropic organizations.  Mr. Benhamou holds a Master of Science degree from Stanford University’s School of Engineering, a Diplôme d’Ingénieur and a doctorate from Ecole Nationale Supérieure d’Arts et Métiers, Paris, and several honorary degrees.  We believe that Mr. Benhamou’s extensive experience managing public companies in the technology sector, his expertise in venture and other financial transactions, and his engineering expertise makes him well-qualified to serve on our board of directors.

Alex Rogers.  Alex Rogers will be appointed as a director of the Company effective as of 10 days after mailing of this Information Statement.  He has served as a director of Finjan since 2005.  Mr. Rogers also serves as a managing director HarbourVest Partners (Asia) Limited and HarbourVest Partners LLC, which he joined in 1998.  At HarbourVest, he focuses on direct co-investments in growth equity, buyout, and mezzanine transactions in Asia, Europe and emerging markets regions, and has been instrumental in expanding and managing HarbourVest’s direct investment team in London, including its direct European senior debt investing activities.  He has also been actively involved in HarbourVest’s business development activities, including the listings of HarbourVest Global Private Equity Limited ("HVPE") and HarbourVest Senior Loan Europe Limited ("HSLE").  Mr. Rogers transferred to HarbourVest’s Hong Kong subsidiary in 2012.  He serves or has recently served as a board member or board observer at M86, MobileAccess Networks (acquired by Corning), MYOB (acquired by Bain Capital), Nero AG, Transmode Systems (TRMO:SS), TynTec, and World-Check (acquired by Thomson Reuters).  His previous experience includes two years with McKinsey & Company.  Mr. Rogers received a BA (summa cum laude) in Economics from Duke University in 1996 and an MBA from Harvard Business School in 2002, where he graduated with high distinction and was named a Baker Scholar.

Edward J. Gildea.  Mr. Gildea has been a director of the Company since January 2006.  From January 2006 until the closing of the Reverse Merger, Mr. Gildea also served as our Chairman, President and Chief Executive Officer. From 2001 to 2005, he held several executive positions including Chief Operating Officer, Executive Vice President, Strategy and Business Development, and General Counsel of Quality Metric Incorporated, a private health status measurement business. During that period, Mr. Gildea was also engaged in the private practice of law representing business clients and held management positions in our predecessor companies. He holds an A.B. degree from the College of the Holy Cross and a J.D. degree from Suffolk University Law School. The Company believes that Mr. Gildea’s financial and business expertise, including a diversified background of counseling and managing both public and private companies, gives him the qualifications and skills to serve as a Director.

Executive Officers

The following information pertains to our non-director executive officers.

Philip Hartstein.  Mr. Hartstein was appointed as the President of the Company in connection with the closing of the Reverse Merger.  He has served as President of Finjan since April 2013.  Previously, Mr. Hartstein was a vice president and portfolio manager with IP Navigation Group a full-service patent monetization firm, from 2012 to 2013.  He served as Managing Director with Rembrandt IP, a firm that specializes in investing in and monetizing infringed intellectual property, from 2009 to 2012.  In prior roles, Mr. Hartstein was a director with IPotential in the patent brokerage group, a director and early member of Ocean Tomo’s management team overseeing both the patent analytics and IP acquisitions groups, working as an in-house IP manager for a medical device start-up, and as a patent engineer for boutique IP law firm.

Shimon Steinmetz.  Mr. Steinmetz was appointed as the Chief Financial Officer of the Company in connection with the Reverse Merger.  He has served as Chief Financial Officer of Finjan since April 2013.  Prior to joining Finjan, Mr. Steinmetz worked in the technology investment banking practice at Cantor Fitzgerald .  Earlier in his career he worked as restructuring consultant at Grant Thornton  and as a Senior Associate at TH Lee Putnam Ventures.  He began his career on Wall Street as an investment banker at Salomon Smith Barney and Goldman Sachs.  Shimon holds a MBA from the University of Chicago Booth School of Business and a BA from Yeshiva University.

Involvement in Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Arrangements for Appointment of Directors and Officers

Mr. Chinn was designated under the Merger Agreement to be appointed as a director of the Company as of the Closing, to fill the vacancy created by the resignation of Edward J. Stoltenberg.

Each of Messrs. Eisenberg, Benhamou and Rogers was designated under the Merger Agreement to be elected as directors of the Company as of the Board Reconstitution Date, to fill the vacancies created by the increase in the number of members of our board of directors in accordance with the Merger Agreement.

Messrs. Hartstein and Steinmetz were designated under the Merger Agreement to be appointed as the President and Chief Financial Officer, respectively, of the Company as of the Closing.

Other than as described above, there is no arrangement or understanding between any director or officer and any other person pursuant to which such person was or will be selected as a director or officer.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Family Relationships

There are no family relationships among the members of our board of directors (including the individuals who have been appointed to serve on our board of directors effective as of 10 days after mailing of this Information Statement) or our executive officers.

Composition of the Board

In accordance with our certificate of incorporation, our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms. As a result, approximately one third of our board of directors will be elected each year and the first election shall be held at the first annual meeting following the closing of this offering.

The terms of office of our board of directors will be:

•	Class 1 directors, whose initial term will expire at the annual meeting of stockholders to be held in 2013 and when their successors are duly elected and qualify;

•	Class 2 directors, whose initial term will expire at the annual meeting of stockholders to be held in 2014 and when their successors are duly elected and qualify; and

•	Class 3 directors, whose initial term will expire at the annual meeting of stockholders to be held in 2015 and when their successors are duly elected and qualify.

Daniel Chinn is a Class 1 director.  Edward J. Gildea is currently a Class 3 director but, upon his resignation effective as of 10 days after the mailing of the Information Statement and immediate reappointment as a director, will be a Class 2 director.  Michael Eisenberg, Eric Benhamou and Alex Rogers will be class 3, 1 and 2 directors, respectively.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.  Our bylaws provide that the number of directors shall consist of not less than two and not more than eight members, with the exact number to be fixed at the discretion of the board.

Certain Relationships and Related Party Transactions

Finjan has obtained, and we expect to continue to obtain, legal services from a law firm in which Daniel Chinn, a member of our board of directors and the Chief Executive Officer of, our Finjan subsidiary, is a partner.  During the years ended December 31, 2012 and 2011, Finjan incurred legal fees due to such law firm in the amount of approximately $245,000 and $138,000, respectively.

On May 7, 2013, the board of directors of Finjan granted options to purchase 26 shares of its common stock to Daniel Chinn, options to purchase 21 shares of its common stock to Philip Hartstein and options to purchase 9 shares of its common stock to Shimon Steinmetz, in each case at an exercise price of $34,096.87 per share.  Pursuant to the Merger Agreement, such options were converted as a result of the Reverse Merger into options to purchase 6,424,266, 5,188,830 and 2,223,784 shares, respectively, of our common stock, at a converted exercise price of $0.137995 per share.

The disclosures with respect to the Merger Agreement, Exchange Agreement, Lock-Up Agreements,  Closing Agreement and Registration Rights Agreement under the heading “Change of Control” above, the disclosures set forth under the headings “Executive Compensation—Consulting Agreements”, “Executive Compensation—Potential Payments Upon Termination or Change-in-Control” and  “Executive Compensation—Director Compensation” below are incorporated herein by reference.

As payment for compensation accrued and not paid since April 1, 2006 and expenses incurred but not reimbursed since April 1, 2006, we have previously disclosed an intent to pay in the future, out of available cash, a total of $150,000 to the following current and former executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, John A. Walsdorf and William A. Gildea.  However, in connection with the closing of the Reverse Merger, Edward J. Gildea and William A. Gildea each waived their respective rights to receive such payment.

Marshall S. Sterman, a former director, is also currently Chairman of the Board of Urban Ag Corp, which licenses Converted Organics’ TerraSphere technology.

The above transactions were ratified by a majority of the members of our board of directors who were independent directors or, in the case of the Consulting Agreements between Messrs. Steinmetz and Hartstein, the board of directors of Finjan prior to the Reverse Merger.  Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties, and all such transactions will be reviewed and subject to approval by our audit committee, if any, or directors serving in similar capacities, which will have access, at our expense, to our or independent legal counsel.

Other than the transactions contemplated by the Merger Agreement or otherwise described in this Information Statement, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following persons had or will have any direct or indirect material interest: (i) any of the Company’s directors or officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or (iii) any immediate family member of any of the foregoing persons, or any relative of such spouse.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file.  To our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2012.

Legal Proceedings

Finjan

In 2010, Finjan filed a patent infringement lawsuit against five additional software and technology companies, which we refer to as the “2010 Litigation.”  Finjan negotiated out-of-court settlements with two of the defendants while three defendants continued to trial.  Following a three-week jury trial held in December 2012, the jury rendered an adverse verdict in the 2010 Litigation.  The jury concluded that the defendants had not infringed Finjan’s patents and also concluded that certain of the claims in Finjan’s patents that were asserted in the 2010 Litigation were invalid.  Finjan filed a post-trial motion to set aside the jury’s decisions that certain claims in the patents at issue are invalid and that the defendants had not infringed our patents.  There can be no assurance that the motion to set aside the jury verdict will be granted.

Except for the 2010 Litigation and as described below, we do not currently expect that any currently pending proceedings will have a material adverse effect on our business, results of operations or financial condition.

Converted Organics

In January 2012, Converted Organics Inc. received notice that a complaint has been filed in the United States District Court for the District of Massachusetts, captioned Aboriginal Import Export, Ltd. and Nicholas G. Brusatore (the “plaintiffs”) v. TerraSphere Systems LLC, Converted Organics Inc., William A. Gildea, Edward Gildea, Mark C. Gildea, and TerraSphere Inc. (the “defendants”). The allegations in the complaint relate to the Company’s acquisition of TerraSphere Systems, LLC in November 2010. On April 27, 2012, the parties entered into a settlement agreement pursuant to which the plaintiffs voluntarily dismissed the action with prejudice and without costs or fees. Pursuant to the settlement agreement, the parties agreed to terminate the restrictive covenant included in the acquisition agreement regarding the ability of the plaintiffs to compete with the Company. In addition, the parties agreed to release their claims against each other as they related to the legal action or the acquisition agreement pursuant to which the Company acquired TerraSphere Systems, LLC.

The Company has one lawsuit related to a prior dispute with an outside legal counsel.

Corporate Governance

Committees of the Board of Directors

As our common stock is not presently listed for trading or quotation on a national securities exchange, we are not presently required to have board committees, such as an audit committee, compensation committee or nominating committee.  Although we previously established, and adopted written charters with respect to, such committees, in view of the fact that our board of directors has only two members, the functions of an audit committee, compensation committee or nominating and governance committee are currently performed by our full board.  We do not currently have an individual who qualifies as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission,  serving on our board of directors.  Since we do not currently have a standing audit committee, compensation committee or nominating and governance committee, we do not currently have current charters with respect to such committees.

Following the effectiveness of the appointments of Messrs. Eisenberg, Benhamou and Rogers to our board of directors, our board of directors will evaluate whether to reconstitute our audit committee, compensation and nominating and governance committee and to adopt written charters with respect to such committees.

Director Nominees

Prior to the Reverse Merger, qualifications for consideration as a director nominee varied according to the particular areas of expertise being sought as a complement to the existing board composition. However, minimum qualifications included high level leadership experience in business activities, breadth of knowledge about issues affecting the Company, experience on other boards of directors, and time available for meetings and consultation on Company matters.  The board of directors does not have a formal policy with regard to the consideration of diversity in identifying director candidates, but seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the board of directors, to the Company and its stockholders.

Prior to the Reverse Merger, the board of directors considered potential director nominees suggested by various sources, including members of the board of directors, advisors, and stockholders.  The board of directors considered any candidates submitted by a stockholder or stockholder group in the same manner as candidates submitted by other sources.

Following the Board Reconstitution Date, the board of directors may re-evaluate its policies and procedures regarding consideration and nomination of director candidates, including those candidates recommended by our stockholders.

A stockholder wishing to nominate a candidate for election to the Company’s Board of Directors at any annual meeting at which the Board of Directors has determined that one or more directors will be elected shall submit a written notice of his or her nomination of a candidate to the board of directors (c/o the Corporate Secretary), providing the candidates name, biographical data and other relevant information together with a consent from the nominee. The submission must be received at the Company’s principal executive offices a reasonable time before the Company begins to print and mail its proxy materials so as to permit the Board of Directors to evaluate the qualifications of the nominee.

The Company currently does not employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions, although it may do so in the future.

Board Meetings

During the year ended December 31, 2012, our board of directors held nine meetings in person or telephonically and acted by written consent on five occasions. Each of our directors attended 100% of the total number of meetings of the board of directors.   In view of the fact that the board of directors had only two members, the functions of the audit, compensation, and nominating and governance committees are carried out by the full board of directors.

Stockholder Communications

The Company has no formal written policy regarding communication with the board of directors. However, if a shareholder wishes to communicate with the board of directors (or any individual member thereof), they may send a letter directed to Finjan Holdings, Inc., 261 Madison Avenue, New York, New York 10016, Attention: Corporate Secretary.  The Corporate Secretary will forward to the directors (or individual director specified in such correspondence) all communications that he or she receives.  However, commercial solicitations and communications related to other matters not relevant to the stockholders, to the functioning of the board of directors, or to the affairs of the Company will not be forwarded to the board of directors (or individual members thereof).

Board Leadership Structure and Role in Risk Oversight

We do not currently have a chief executive officer and, prior to the Reverse Merger, our board of directors did not have a policy regarding the separation of the roles of chief executive officer and chairman of the board as the board believed it was in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the board of directors.  Prior to the Reverse Merger, the board of directors determined that having the Company’s chief executive officer serve as chairman was in the best interest of the Company’s shareholders, based on the chief executive officer’s extensive knowledge of the Company and its industry.

Our board of directors has risk oversight responsibility for the Company and administers this responsibility directly. Our board of directors oversees our risk management process through regular discussions of the Company’s risks with senior management both during and outside of regularly scheduled board of directors meetings. In addition, our board of directors administers our risk management process with respect to risks relating to the Company’s accounting and financial controls.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides the compensation earned for the fiscal years indicated for services rendered to us in all capacities, by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward Gildea, President and Chief Executive Officer	2012	229,005	--	--	--	--	--	--	229,005
	2011	198,900	-	144,498	117,740	--	--	--	461,138
David Allen, Chief Financial Officer	2012	187,676	-	-	-	--	--	--	187,676
	2011	156,081	-	41,887	34,130	--	--	--	232,098

(1) Represents the full grant date fair value of the stock award or option grant, as applicable, calculated in accordance with FASB ASC Topic 718. For the purposes of making the option calculation, the assumptions set forth in Note 13 of the Notes to Consolidated Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2011 were utilized; provided that we excluded the assumed forfeiture rate for the purposes of the calculations in the table.

During the years ended December 31, 2012 and 2011, Daniel Chinn, the Chief Executive Officer of Finjan, did not receive any compensation for his services.  However, Finjan incurred legal fees due to a law firm in which Daniel Chinn is a partner of approximately $245,000 and $138,000 during 2012 and 2011, respectively, for legal services rendered to Finjan.  As of December 31, 2012, and during the year then ended, Mr. Chinn was the sole executive officer of Finjan.  During the two years ended December 31, 2012, Finjan had no full time employees and no full time consultants.  See “Certain Relationships and Related Party Transactions.”

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to the value of all equity awards that were outstanding at December 31, 2012.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Edward Gildea	20	0	0	18,750	6/15/2016
	25	0	0	25,100	6/27/2018
	100	0	0	3,400	1/4/2020
	107	0	0	1,150	4/6/2021	0	0	0	0
David Allen	1	0	0	18,750	6/15/2016
	15	0	0	25,100	6/27/2018
	10	0	0	5,500	6/25/2019
	50	0	0	3,400	1/4/2020
	31	0	0	1,150	4/6/2021	0	0	0	0

Employment Agreements

We have no employment contracts other than the severance agreements with Edward J. Gildea and David Allen described below under “—Potential Payments Upon Termination or Change-in-Control”, both of which have been terminated in connection with the Reverse Merger.  We have consulting agreements with Messrs. Hartstein and Steinmetz described below under “—Consulting Agreements”.  Other than Messrs. Hartstein and Steinmetz, all of our named executive officers are at-will employees.

Consulting Agreements

Philip Hartstein

 On March 29, 2013, Finjan and Philip Hartstein entered into a consulting agreement (the “Hartstein Consulting Agreement”), pursuant to which Mr. Hartstein is engaged as an independent contractor providing services of a President, for a compensation of $25,000 per month.  Pursuant to the Hartstein Consulting Agreement, Finjan also granted Mr. Hartstein options to purchase 21 shares of Finjan common stock at an exercise price of $34,096.87 per share, which options were converted as a result of the Reverse Merger into options to purchase 5,188,830 shares of our common stock at an adjusted exercise price of $0.137995 per share.  Such options have a four-year vesting term, which vesting shall cease upon a termination of the Hartstein Consulting Agreement for any reason.  In addition, the Company may award Mr. Hartstein a discretionary bonus at the end of each four-month period based upon Mr. Hartstein’s performance and overall progress of the Company, in an amount of up to $75,000 per annum.  The initial term of the Hartstein Consulting Agreement began on April 1, 2013 and continues until December 31, 2013 and, beginning on January 1, 2014 and on each annual anniversary thereof, is extended for one additional year unless the Company provides notice at least 90 days prior to the conclusion of the term.  Either party may also terminate the Hartstein Consulting Agreement at any time upon 90 days prior written notice.

Shimon Steinmetz

On March 28, 2013, Finjan and Shimon Steinmetz entered into a consulting agreement (the “Steinmetz Consulting Agreement”), pursuant to which Mr. Steinmetz is engaged as an independent contractor providing services of a Chief Financial Officer, for a compensation of $16,667 per month and a one-time signing-on payment of $10,000.  Pursuant to the Steinmetz Consulting Agreement, Finjan also granted Mr. Steinmetz options to purchase 9 shares of Finjan common stock at an exercise price of $34,096.87 per share, which options were converted as a result of the Reverse Merger into options to purchase 2,223,784 shares of our common stock at an adjusted exercise price of $0.137995 per share.  Such options have a four-year vesting term, which vesting shall cease upon a termination of the Steinmetz Consulting Agreement for any reason.  In addition, the Company may award Mr. Steinmetz a discretionary bonus at the end of each calendar year based upon Mr. Steinmetz’s performance and overall progress of the Company, in an amount of up to $50,000.  The initial term of the Steinmetz Consulting Agreement began on April 1, 2013 and continues until December 31, 2013 and, beginning on January 1, 2014 and on each annual anniversary thereof, is extended for one additional year unless the Company provides notice at least 90 days prior to the conclusion of the term.  Either party may also terminate the Steinmetz Consulting Agreement at any time upon 90 days prior written notice, provided that if the Company terminates such agreement prior to October 1, 2013, it shall pay Mr. Steinmetz such compensation as would be payable to him for the remainder of the term.

Potential Payments Upon Termination or Change-in-Control

Messrs. Gildea and Allen

Effective as of April 20, 2011, the Company entered into severance agreements with Mr. Gildea and Mr. Allen, under which, should a change in control of the Company occur, Messrs. Gildea and Allen would be entitled to a continuation of payment of their base salary for a term of thirty-six months, payable in bi-weekly installments in accordance with the Company’s regular payroll practices. Such severance agreements defined “Change of Control” to mean the consummation of any of the following events: (i) a sale, lease or disposition of all or substantially all of the assets of the Company, or (ii) a merger or consolidation (in a single transaction or a series of related transactions) of the Company with or into any other corporation or corporations or other entity, or any other corporate reorganization, where the stockholders of the Company immediately prior to such event do not retain (in substantially the same percentages) beneficial ownership, directly or indirectly, of more than fifty percent (50%) of the voting power of and interest in the successor entity or the entity that controls the successor entity; provided, however, that a “Change in Control” did not include a sale, lease, transfer or other disposition of all or substantially all of the capital stock, assets, properties or business of the Company (by way of merger, consolidation, reorganization, recapitalization, sale of assets, stock purchase, contribution or other similar transaction) that involves the Company, on the one hand, and Converted Organics Inc. or any Converted Organics Subsidiary.

The severance agreements also provided that, in the event a Change in Control occurred, and the employment of either Mr. Gildea or Mr. Allen is terminated (i) by the Company for a reason other than for “Cause” (as defined in the applicable severance agreement) or (ii) by the Executive for “Good Reason” (as defined in the applicable severance agreement), then the Executive would be eligible for severance pay as described above.

Mr. Gildea and Mr. Allen agreed to terminate the severance agreements in connection with the closing of the Reverse Merger. In exchange for such termination, the Company paid $300,000 and $175,000 and awarded 241,938 and 26,482 shares of our common stock to Messrs. Gildea and Allen, respectively. The shares of common stock awarded to Mr. Gildea will lapse and be forfeited in the event Mr. Gildea elects to no longer serve as a director of the Company or an affiliate of the Company prior to the six month anniversary of the grant date.

Philip Hartstein

Pursuant to the Hartstein Consulting Agreement, any unvested options granted to Mr. Hartstein thereunder shall accelerate upon the occurrence of a change of control of the Company or termination of the Hartstein Consulting Agreement within one year thereafter. For additional information regarding the 2013 Option Plan, see “—Employee Benefit Plans” below.

Shimon Steinmetz

Pursuant to the Steinmetz Consulting Agreement, any unvested options granted to Mr. Steinmetz thereunder shall accelerate upon the occurrence of a change of control of the Company or termination of the Steinmetz Consulting Agreement within one year thereafter. For additional information regarding the 2013 Option Plan, see “—Employee Benefit Plans” below.

Director and Officer Indemnification Agreements

Following completion of the Reverse Merger, we entered into indemnification agreements with Daniel Chinn, Phil Hartstein and Shimon Steinmetz.  These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.  We also expect to maintain directors and officers liability insurance and to enter into similar indemnification agreements with certain directors and executive officers, including, but not limited to, Eric Benhamou, Michael Eisenberg and Alex Rogers, in each case upon their appointment to our board of directors.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employee Benefit Plans

2010 Plan

At the Annual Meeting of Shareholders on June 30, 2010, shareholders approved the Converted Organics, Inc. Omnibus Stock Compensation Plan adopted in 2010 (“2010 Plan”), pursuant to which there were 692 shares authorized for issuance, subject to adjustment. Commencing January 1, 2011 and on the first day of each fiscal year thereafter, the number of shares authorized for issuance under the 2010 Plan is automatically recalculated to be equal to 20% of the shares of the Company’s common stock outstanding on the last day of the prior fiscal year, less any issuances made under both the Converted Organics, Inc. Amended and Restated 2006 Option Plan (the “2006 Option Plan”) and the 2010 Plan. The 2010 Plan replaced the 2006 Option Plan and no additional shares will be issued under the 2006 Option Plan, however the Company reserved the right to issue pursuant to the 2006 Option Plan, new options to the extent that, and in the amount of, any currently outstanding options are forfeited under that plan.

Under the 2010 Plan, the Compensation Committee may grant awards in the form of incentive stock options, as defined in Section 422 of the Code, as well as options which do not so qualify, stock units, stock awards, stock appreciation rights and other stock-based awards.

Other awards may be granted that are based on or measured by common stock to employees, consultants and non-employee directors, on such terms and conditions as the Compensation Committee deems appropriate. Other stock-based awards may be granted subject to achievement of performance goals or other conditions and may be payable in common stock or cash, or in a combination of the two.

2013 Option Plan

On June 3, 2013, immediately following the closing of the Reverse Merger, the board of directors approved the 2013 Option Plan and determined to submit the 2013 Option Plan to the stockholders of the Company with the recommendation of the board for approval.  Prior to the closing of the Reverse Merger, Finjan had outstanding options to purchase an aggregate of 77 shares of its common stock, at an exercise price of $34,096.87 per share.  Pursuant to the Merger Agreement, such options were converted as a result of the Reverse Merger into options to purchase an aggregate of 19,025,710 shares of our common stock, at a converted exercise price of $0.137995 per share, which converted options have been granted under our 2013 Option Plan.

Director Compensation

The table below summarizes the compensation earned by each non-employee director for service on the board of directors of Finjan or Converted Organics, Inc., as applicable, for the last fiscal year.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Edward Stoltenberg (1)	$36,000	--	--	--	--	--	$36,000
Michael Eisenberg (2)	--	--	--	--	--	--	--
Eric Benhamou (2)	--	--	--	--	--	--	--
Alex Rogers (2)	--	--	--	--	--	--	--

(1)	Director of Converted Organics, Inc.
(2)	Director of Finjan.

In fiscal 2012, our sole non-employee director did not receive any options to purchase shares of our common stock or any shares of restricted common stock.  Our sole non-employee director received $3,000 in cash per month, resulting in aggregate fees paid to him of $36,000 for the year ended December 31, 2012.  Directors who are also employees do not receive compensation for their services as directors.

Directors of Finjan did not receive any compensation for their service as directors during the year ended December 31, 2012.  Effective immediately following the Reverse Merger, we ceased to pay fees or other compensation to our non-employee directors.  Our board of directors may determine to pay non-employee directors fees in the future.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

Dated: June 7, 2013

FINJAN HOLDINGS, INC.

By:	/s/ Philip Hartstein
Name: Philip Hartstein
Title: President